May 12, 2006

Mail Stop 4561

By U.S. Mail and Facsimile to (843) 529-5929

Susan E. Baham
Executive Vice President and Chief Financial Officer
First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

> **Re:** **First Financial Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 14, 2005**
> **File No. 000-17122**

Dear Ms. Baham:

    We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin W. Vaughn
                    Accounting Branch Chief